EXHIBIT 12
OCCIDENTAL PETROLEUM CORPORATION AND SUBSIDIARIES
COMPUTATION OF TOTAL ENTERPRISE RATIOS OF EARNINGS TO FIXED CHARGES
(Amounts in millions, except ratios)

	Six Months Ended				Year Ended
	June 30				December 31
	2012	2011	2011	2010	2009	2008	2007

Income from continuing operations	$2,892	$3,224	$6,640	$4,641	$3,202	$7,299	$5,147

Add/(Subtract):
Net income attributable to noncontrolling interest	―	―	―	(72)	(51)	(116)	(75)
Adjusted income from equity investments (a)	85	(25)	(33)	(60)	(88)	(84)	(28)
	2,977	3,199	6,607	4,509	3,063	7,099	5,044

Add:
Provision for taxes on income (other than foreign oil and gas taxes)	885	979	1,795	1,099	695	2,213	1,577
Interest and debt expense (b)	58	79	135	116	140	133	344
Portion of lease rentals representative of the interest factor	29	27	60	57	57	58	60
	972	1,085	1,990	1,272	892	2,404	1,981
Earnings before fixed charges	$3,949	$4,284	$8,597	$5,781	$3,955	$9,503	$7,025

Fixed charges:
Interest and debt expense including capitalized interest (b)	$117	$114	$221	$203	$218	$201	$403
Portion of lease rentals representative of the interest factor	29	27	60	57	57	58	60

Total fixed charges	$146	$141	$281	$260	$275	$259	$463

Ratio of earnings to fixed charges	27.05	30.38	30.59	22.23	14.38	36.69	15.17

Note: Argentine operations have been reflected as discontinued operations for all periods.
(a)	Represents adjustments to arrive at distributed income from equity investees.
(b)	The six months ended June 30, 2011 and the year ended December 31, 2011 amounts exclude a pre-tax charge of $163 million for the early redemption of debt.